Exhibit 99.2

Destination Maternity

Fourth Quarter Fiscal 2017

Results Conference Call

4/19/18

Thomas McCracken, Senior Vice President, Finance:

Thank you, operator. Good morning everyone, and welcome to Destination Maternity’s fourth quarter fiscal 2017 earnings call. The earnings release that was disseminated this morning is available on the investor section of our website.

The earnings release contains definitions of various financial terms, as well as reconciliations of certain non-GAAP financial measures, we will be discussing in today’s call. If non-GAAP financial information is provided on this call, a reconciliation of the non-GAAP information to the most comparable GAAP financial measure is available in our press release.

This call will include certain forward-looking statements within the meanings of the federal securities laws. These statements relate to expectations, beliefs, projections, trends, and other matters that are not historical facts, and are subject to risks and uncertainties that might affect future events or results. Descriptions of these risks are set forth in the Company’s SEC filings.

Also, I would like to remind you that today’s call cannot be reproduced in any form without the expressed written consent of Destination Maternity.

Joining me on the call today are Melissa Payner-Gregor, our interim Chief Executive Officer, Ron Masciantonio, our Executive Vice President & Chief Administrative Officer, and David Stern, our Executive Vice President & Chief Financial Officer. Melissa will open with some remarks followed by additional commentary by Dave on our financial results. Afterward, Melissa, Dave and Ron will be available to take your questions. It is now my pleasure to turn the call over to Melissa.

Melissa Payner-Gregor, Interim Chief Executive Officer:

Thank you, Tom.    Good morning everyone. I am happy to speak to you today to update you on our progress as well as our go forward strategy.

Fiscal 2017 was a year of transition for the Company. Since I stepped into the interim CEO role in early January I have been more than impressed with how our team members have managed to maintain their focus in the face of so much change. And, while there is much work to be done, our Company has made meaningful strides in the past year which are worth noting:

(1)	We relaunched our four ecommerce websites in early 2017 with an increase in comparable sales in the channel of over 40%, with much of that improvement driven by major conversion improvements on all devices, particularly mobile. The strength of the digital platform helped us deliver a 5.2% total comp increase in the fourth quarter.

(2)	Consistent with our strategy to better integrate our brick-and-mortar and ecommerce sales channels, we enabled both fulfill from store and pickup from store from select store locations in the later part of the year.

(3)	We realized a 20-basis point increase in gross margin from fiscal 2016 driven partially by reduced product costs.

(4)	We implemented an internal reorganization and cost cutting initiative late in fiscal 2017 which contributed to an over $5.2 million reduction in SG&A for the partial year with an expectation that the annualized savings will exceed $10 million in fiscal 2018; and

(5)	We completed a refinancing of our outstanding term loan to provide greater liquidity.

In my brief time inside the Company as interim CEO we have identified many areas for improvement and are working on the following:

(1)

Comparable sales in our stores channel were down over 9% for the year. This channel is integral to our success and is an important differentiator. We believe a store presence is very important for the maternity customer, particularly the first-time mom, who may be uncertain of her sizing while pregnant and can benefit from the expert guidance of our knowledgeable team members. We believe we can improve performance through operational changes as well as developing greater connectivity between the stores and e-commerce allowing a renewed focus on the customer. Improving in this channel is a big opportunity and is key for our future.

(2)	Our digital channel is driving sales but as we grow the business we need to be very focused on balancing sales and profit. Initiatives such as fulfill from store and buy online and pick up from store are important in terms of connecting the brick and mortar and digital experience, but the costs of such initiatives must be properly balanced to ensure profit. The same goes with marketing spend as it relates to the digital channel – it must be well balanced and ROI focused.

(3)	The Company’s strategy over the last few years of reducing distribution points with an expectation that sales would transfer into the remaining locations has not been successful. We need to move smartly to reverse that strategy.

(4)	The Company needs to regain its entrepreneurial spirit by moving swiftly to try new ideas and learn from them quickly, which will inform better go forward decisions.

As we move forward, we have put into place and expect to execute the following strategies:

(1)

We must continue to offer the very best product to our customers. At our core, we are a fashion company. A new mom doesn’t have to change her style when she is expecting. We have highly differentiated product and on-trend style that is technically designed to fit her changing body. Examples of early successes in spring to date are: printed Maxi dresses with a comp increase of 40%; Graphic Tees with a 25% increase; Denim is really important this season. We are seeing increases of 13% in our black denim, but as the season progresses, we will see sales shift to new details like destruction and hem interest, let down hems, exaggerated fray, step hem, and raw cuffed hem. There is also newness in light/white denim with early reads showing increases of 22%. And we are very excited about our renewed focus on Nursing, approaching this from a fashion perspective. We now have trend right nursing tops and dresses with hidden zippers and openings so that the customer can go to a special dinner, brunch, a black-tie affair and be completely at ease. Spring-to-date, we are seeing 21% increases before we’ve even starting our marketing. And through our knowledgeable sales team, she can get a unique experience helping her through each trimester. She can’t get this anywhere else. We feel so lucky to share a part of the most exciting time in her life.

(2)	We must create a more seamless and relevant omni-channel experience. We expect to bring our strengths in each respective channel to all channels. For example, while our digital experience is highly efficient we do not currently provide the level of customer service and emotional connection that is driven by our excellent in-store sales associates. We are exploring creating a more interactive and informative experience online through initiatives such as live chat, increased content and online community. As for the stores, although our level of customer service is a strength, we are seeking to identify ways to increase traffic to our stores. We are working to use our strong traffic online to drive footsteps to the stores with our “buy online pickup from store” initiative as well as future initiatives, such as in-store appointment scheduling.

(3)	We must also continue to improve our product sourcing, planning, buying and allocation. Over the past few years we have made investments in our inventory management systems, processes and personnel to drive better results from conception through replenishment. We have gained insights on which we intend to capitalize. For instance, we believe our size profiling is causing us to miss sales in all channels. We are focused on gaining insight and capitalizing on this opportunity as we go forward, and,

(4)

We have an opportunity to expand our distribution points and product category offerings. As we move forward we believe there are opportunities for us to reinvigorate our distribution network, particularly in the digital space, where we believe incremental expansion can be accomplished. This year we expect to begin offering our product in at least one more online marketplace (in addition to Macys.com) with more to come. We are also working to deepen our relationship with Amazon by transferring onto the Amazon Retail platform which will give our Amazon customers full access to Prime fulfillment. We believe this is a meaningful growth opportunity given the majority of our sales decline from our peak in fiscal 2013 can be attributed to our declining distribution network. Furthermore, we believe our positioning gives us the unique opportunity to offer our customers products that extend beyond her pregnancy to her life as a new-mom, including baby apparel, hard goods and other products of interest to the growing family. We will be actively exploring opportunities to expand our product offering to include next stage products, initially through our digital platform utilizing a marketplace model,

(5)	We must both protect and expand the revenue we receive from our marketing partnerships business. We believe we have access to highly valuable customers and we have been able to leverage this access with our third-party partners to offer customers great savings and services beyond her maternity needs. We believe we can drive incremental revenue through this channel, and,

(6)	Finally, in all that we do, we need to work diligently ever day to improve our profitability. As mentioned previously our recent reorganization and cost cutting initiatives will deliver over $10 million in run-rate savings as we move forward. However, we will continue to adopt and maintain a stringent profit focused philosophy. This includes rigorous review of our real estate portfolio (which has a high degree of liquidity over the next several years) as well as opportunistically cutting or investing in our operation when ROI appropriate.

Before I pass the call to David to review our operating results, I wanted to provide a brief update on a couple key governance items:

As announced previously, our Board has been actively considering its composition including pursuing the addition of new members to expand the skills and experience on the Board to accelerate Destination Maternity’s path to profitable growth. In keeping with this objective, earlier this year, Peter Longo, formerly of Macy’s, joined our Board, and, in early April, the Board added Pierre Mestre, the Chairman and founder of Orchestra-Prémaman, our largest stockholder. These additions show our Board’s willingness to invite new opinions into the boardroom for the benefit of all stockholders, and that willingness continues.

As for our CEO search, the newly constituted Board is working diligently to identify and vet candidates for the permanent CEO role and expects to continue that work into this fiscal year.

I would now like to turn the call over to our CFO, David Stern, for the financial update.

David Stern, Executive Vice President & Chief Financial Officer:

Thank you Melissa, and good morning to everyone on the call.

This morning I will review our fiscal 2017 fourth quarter and full year performance and key items on our balance sheet and cash flow.

As a reminder, we follow the standard retail calendar, so 2017 was a 53 week year.

Sales for the fourth quarter were $105.1 million, an increase of $5.0 million, or 5.0%, from the comparable quarter last year. This increase was primarily driven by an increase in comparable retail sales of 5.2%, which reflects the net effect of a 59.9% increase in ecommerce sales and a 6.9% decrease in comparable brick and mortar sales, as well as the additional sales generated in the 53rd week. These increases were partially offset by the wind down of the Kohl’s relationship and the net closure of 28 retail stores.

Gross margin for the fourth quarter was 50.4%, a decrease of 60 basis points from the same quarter last year. This decrease was primarily driven by the growth of our ecommerce business as a percent of our total sales, partially offset by improved product margins, due to lower costs, and lower levels of excess merchandise.

Gross profit for the fourth quarter was $53.0 million, an increase of $1.9 million, or of 3.8%, from the comparable quarter last year.

Selling, general & administrative expenses for the fourth quarter were $57.0 million, an increase of $3.1 million, or 5.7%, from the comparable quarter last year. This increase was driven by expenses incurred during the 53rd week and increased marketing spend, partially offset by decreased employee costs and occupancy expense. As a percent of sales, SG&A increased 40 basis points to 54.2%.

Adjusted EBITDA before other charges for the fourth quarter was $0.6 million, a decrease of $1.5 million from the comparable quarter last year.

The net loss for the fourth quarter was $10.2 million, or $0.73 per share, compared to a net loss of $32.8 million, or $2.39 per share, for the prior year, which included a $27.8 million non-cash income tax charge, or $2.02 per share, due to a valuation allowance related to the net deferred tax asset.

Adjusted net loss was $5.0 million, or $0.36 per share, compared to adjusted net loss of $3.2 million, or $0.23 per share, for the fourth quarter of fiscal 2016;

I will now turn to our full year results.

Sales for the fiscal year ended February 3, 2018 were $406.2 million, a decrease of $27.5 million, or 6.3%, from last year. This decline was primarily driven by the previously referenced wind down of the Kohl’s relationship, the net closure of 28 retail stores, and a decline in comparable sales of 1.5%, which reflects the net result of a decrease in brick and mortar comparable sales of 9.2% and an increase in ecommerce sales of 40.7%. These impacts were partially offset by sales during the 53rd week of the retail calendar.

Gross margin in fiscal 2017 was 52.6%, an increase of 20 basis points from fiscal 2016. The year-over-year increase in gross margin was driven by reduced product costs and the exit from the leased department and licensed relationships, which generated lower than average gross margins.

Gross profit for the year was $213.9 million, a decrease of 6.0%, or $13.6 million from last year.

Selling, general & administrative expenses for fiscal 2017 were $218.7 million, a decrease of $5.2 million, or 2.3%, from last year. The decline in SG&A was primarily driven by reduced employee costs and lower occupancy expense, partially offset by increased marketing spend and expenses related to the 53rd week of the retail calendar. As a percentage of sales, SG&A increased 220 basis points to 53.8%.

Adjusted EBITDA before other charges for the full year was $13.0 million, a decrease of $10.3 million from last year.

Net loss for fiscal 2017 was $21.6 million, or $1.57 per share. This compared to a net loss of $32.8 million, or $2.39 per share, for the prior year, which included a $27.8 million non-cash income tax charge, or $2.02 per share, related to a valuation allowance against the net deferred tax asset.

Adjusted net loss was $10.2 million, or $0.74 per diluted share, compared to an adjusted net loss of $1.9 million, or $0.14 per diluted share, for the twelve months ended January 28, 2017.

Turning now to the balance sheet:

At year end, Inventory was $71.3 million, an increase of $2.3 million, or 3.2%, from last year and Debt, net of cash, was $35.0 million, a decrease of $5.2 million from last year.

During fiscal 2017 we opened 7 stores and closed 35 stores for a net reduction of 28. We ended the year with 487 retail stores.

Capital Expenditures for 2017 were $6.7 million, a reduction of $6.0 million from last year. 2017 capital outlays were primarily the result of modest store investments, as we optimize our real estate portfolio, and investments in systems, primarily in our ecommerce platform. These investments represent a measured and revenue-focused approach on capital expenditures that we will continue as we move forward.

Turning to our outlook for the first quarter of fiscal 2018, we currently expect:

•	Comparable retail sales for the first quarter to be up in the low-single digits, driven by our e-commerce channel being up over 40% quarter to date.

•	And, SG&A expense to decline, and be lower than last year as a % of sales, reflecting the continued benefit of the internal reorganization and cost cutting initiatives that we put in place in fiscal 2017.

Turning to our outlook for full-year fiscal 2018, we currently expect:

•	Comparable retail sales for the full year to be up in the low-single digits;

•	Gross margin to be flat to down approximately 100 basis points year-over-year, driven by the continued growth of our e-commerce channel, which historically generated lower gross margin;

•	Selling, general & administrative expenses to decline, and be approximately 200 basis points lower than 2017 as a percent of sales;

•	Adjusted EBITDA before other charges to increase by 30% to 45%.

•	Capital expenditures are projected to be in the $5 million to $7 million range, compared to $6.7 million for fiscal 2017;

•	And, we plan to open 3 new stores and close 20 to 25 stores during the year.

Finally, before we open up the call to questions, I would like to point out that last Friday, we filed a preliminary proxy statement relating to our Annual Meeting of Stockholders scheduled for May 23rd, which we expect will involve a contested election of directors. Since we are in a proxy solicitation period, we will not be taking questions regarding the preliminary proxy statement or the annual meeting today, but plan to provide additional information as that process proceeds.

I would now like to turn the call over to the operator to initiate the question and answer portion of the call.

Following Questions:

Melissa Payner-Gregor, Interim Chief Executive Officer:

Thank you for joining us today and we will talk with you again when we report our first quarter results.